UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEC Energy Group Employee Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEC Energy Group, Inc.
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)     Financial Statements:

WEC Energy Group Employee Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014.
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2015.

(b)     Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm -- CliftonLarsonAllen LLP

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEC Energy Group Employee Retirement Savings Plan
Name of Plan

Date:	June 23, 2016	By:	/s/Lisa R. George
Lisa R. George, Director Total Rewards for WEC Energy Group, Inc. and Chair of the Employee Benefits Committee

WEC ENERGY GROUP
EMPLOYEE RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2015 and 2014

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6-14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	16

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
WEC Energy Group
Employee Retirement Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the WEC Energy Group Employee Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the WEC Energy Group Employee Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at year end) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 23, 2016

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
(In Thousands)

	2015	2014
ASSETS
Participant directed investments, at fair value	$1,328,704	$1,358,962
Blended Rate Income Fund, at contract value	121,187	127,053
Notes receivable from participants	19,215	20,178
NET ASSETS AVAILABLE FOR BENEFITS	$1,469,106	$1,506,193

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(In Thousands)

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$40,903	$39,809
Company	14,383	14,442
Rollover	3,056	2,300
Total contributions	58,342	56,551

Investment income:
Interest and dividends	37,906	59,533
Net appreciation (depreciation)	(18,011)	118,533
Total investment income	19,895	178,066

Interest income from notes receivable from participants	856	863

Other income	471	560

Total additions	79,564	236,040

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	116,233	109,241
Administrative expenses	418	337

Total deductions	116,651	109,578

NET INCREASE (DECREASE)	(37,087)	126,462

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	1,506,193	1,379,731
END OF YEAR	$1,469,106	$1,506,193

The accompanying notes are an integral part of the financial statements.

WEC ENERGY GROUP EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1. DESCRIPTION OF PLAN

The following description of the WEC Energy Group Employee Retirement Savings Plan (the "Plan") (formerly the Wisconsin Energy Corporation Employee Retirement Savings Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General -- The Plan is a defined contribution plan covering all non-represented employees who are employed by a participating company and represented employees who are represented by a union which elected to participate in the Plan; and who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan assets are held in a trust as maintained by Fidelity Management Trust Company (the "Trustee").

The Plan maintains an employee stock ownership plan for participants.

The Plan offers a Roth 401(k) option where contributions are made on an after-tax basis. Upon distribution, Roth contribution earnings are tax-free.

The Plan has an auto-enrollment feature for all newly hired full-time management employees and certain represented employees. These employees will be enrolled automatically in the Plan at a rate of 3% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions will increase automatically by 1% in each subsequent year up to 6%. If employees enroll, or are automatically enrolled, in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Contributions -- Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 75% of their base wages, as defined, up to a maximum of $18,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

WEC Energy Group, Inc. (the "Company") matches 100% of the first 1% and 50% of the next 6% of participant deferral contributions.

An employee designated by the Company as a temporary or seasonal employee is not automatically enrolled and, instead, must make an affirmative election to participate in the Plan. An employee designated as a temporary or seasonal employee shall not be eligible for Company match contributions.

Company match contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. Participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If investment elections have not been set by the participant for his or her pre-tax contributions, the Company match will be invested in a target retirement date-based Fidelity Freedom Fund.

Management employees hired after December 31, 2014 receive a 6% annual Company contribution to their 401(k) plan instead of being enrolled in the Company's defined benefit plans.

Participant Accounts -- Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on participant earnings or account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Eligible participants vest in the Company pension contribution upon completion of three years of pension service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or to pay Plan expenses. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $27,061 and $64,493, respectively. Total forfeitures used to reduce Company contributions were $36,841 and $27,774 in 2015 and 2014, respectively. No forfeitures were used to pay Plan expenses in 2015 and 2014.

Investment Options -- The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Trustee, which includes Company common stock.

Benefit Payments -- A participant may take a distribution due under the Plan as a single lump-sum cash payment or installment payments over a period not extending beyond the life expectancy of the participant. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. Balances between $1,000 and $5,000 are rolled over into an IRA in the employee's name if they have not provided direction for distribution. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on outstanding participant loans were 4.25% as of December 31, 2015 and 2014.

2. ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates -- The financial statements of the Plan are prepared on the accrual basis of accounting.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition -- Investments are stated at fair value using methodologies described in Note 8 -- Fair Value Measurements.

Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts.

The Plan provides for investments in mutual funds, collective trusts, synthetic investment contracts and Company stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that significant changes in the values of investments will occur in the near term.

Investment transactions are recorded on the trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses -- Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made. Investment related expenses are included in net appreciation of fair value of investments.

Payment of Benefits -- Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants -- Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

New Accounting Pronouncements -- In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). The guidance removes the requirement to categorize investments for which fair values are measured using the new asset value per share practical expedient. It also limits disclosures to investments for which the entity measures the fair value using the practical expedient. This guidance is effective for fiscal years and interim periods beginning after December 15, 2016. The standard requires retrospective application to all periods presented in the financial statements. Early application is permitted. Plan management has elected not to early adopt the provisions of this new standard. The impact of this standard has not yet been determined.

In July, 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans

(Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The guidance in Part I designates contract value as the only required measure for fully-benefit responsive investment contracts; Part II simplifies the investment disclosure requirements. Specifically, disclosure of investments representing 5 percent or more of net assets and the net appreciation or depreciation of investments by general type is no longer required. In addition, net appreciation or depreciation in investments for the period will be presented in the aggregate. They are no longer required to be disaggregated and disclosed by general type. Part III is not applicable to the Plan. This guidance is effective for fiscal years beginning after December 15, 2015. The standard requires retrospective application to all periods presented in the financial statements. Earlier application is permitted. The Plan elected to early adopt this standard.

Reclassification -- Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation with no impact on previously reported net assets available for benefits or changes in net assets available for benefits.

Subsequent Events -- Plan management has evaluated subsequent events and transactions for potential recognition of disclosure in the financial statements through the date on which the financial statements were issued.

3. INVESTMENTS

As of December 31, 2015 and 2014, the Plan held 7,171,408 and 7,387,761 shares, respectively, in the Company Common Stock Fund. The Company Common Stock Fund is unitized and in total held 7,010,305 and 7,246,859 units as of December 31, 2015 and 2014, respectively.

4. INVESTMENT CONTRACTS

The values of the Blended Rate Income Fund ("BRIF"), which includes synthetic contracts, as confirmed by the Trustee, and corresponding credit ratings, as of December 31, were as follows (in thousands):

	Major Credit Rating 2015	2015	Major Credit Rating 2014	2014
JP Morgan Chase & Co.
Other - Fund #5128	A+	$26,506	A+	$27,971
State Street Bank & Trust Co. - Boston
Other - Fund #5128	AA-	27,280	AA-	28,787
American General Life Ins. Co.
Other - Fund #5128	A+	21,597	A+	22,791
Transamerica Premier Life
Other - Fund #5128	AA-	28,311	AA-	29,874
Bank of Tokyo - Mitsubishi
Other - Fund #5128	A+	15,021	A+	15,852
Short-term investment fund		2,472		1,778
All contracts		$121,187		$127,053

The average yields earned by the guaranteed investment contract were as follows:

	2015	2014
Based on actual earnings	2.01%	1.7%
Based on interest rate credited to participants	1.65%	1.5%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the fund's assets to be covered by wrap contracts, although they may change this target from time-to-time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value (NAV). Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 14, 2013 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.

7. RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

•
Level 1 -- Pricing inputs are unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 -- Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e. contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•
Stable Value Fund (BRIF): Fidelity Management Trust Company, as trustee for the Plan, invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. The fund's underlying fixed income investments consist primarily of units of the Fidelity Short Intermediate Commingled Pool which is managed against the Barclays 1-5 year Government/Credit Bond Index. This portfolio is not a mutual fund. It is a commingled pool managed by Fidelity Management Trust Company. The assets are valued using policies and procedures similar to a Common Collective Trust (CCT) Fund, described below. Units of participation in the money market fund are valued at $1 cost, which is the value at which the fund is actively traded and approximates fair value based on the fair value of the fund's underlying investments. The wrap contracts are purchased in conjunction with the investment by the fund in fixed income securities. Wrap contracts are designed to permit the use of book value accounting to maintain a constant $1 unit price and to provide for the payment of participant directed withdrawals and exchanges at book value (principal and interest accrued to date) during the term of the investment contracts. There is no immediate recognition of investment gains and losses on the stable value fund. Instead, gains and losses are recognized over time by adjusting the interest rate credited to the fund under the wrap contracts. The crediting rates of the wrap contracts are impacted by duration, performance of underlying investments, and Plan participant cash flows. Wrap contract fair value is based on quoted market prices at the time of valuation rather than the actual cost of the contract.

•
Company Common Stock Fund: Unitized employer stock fund which allows participants the benefits of being invested in Company common stock while allowing for daily trading, similar to a mutual fund. The fund is comprised of the underlying Company stock and a short-term cash component. The short-term cash component provides liquidity for daily trading. The value of a unit reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange times the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e. shareholder equity) is divided by the number of outstanding units. This is the daily net asset value (NAV).

•
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•
Common Collective Trust Funds: A trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan. CCT funds use policies and procedures similar to mutual funds (see mutual funds above) in valuing their portfolio securities. The objective of the common collective trust fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. There are no unfunded commitments and no significant withdrawal restrictions.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31 (in thousands):

2015	Level 1	Level 2	Level 3	Total
Company Common Stock Fund	$—	$371,428	$—	$371,428
Mutual Funds	511,127	—	—	511,127
Common Collective Trust Funds	—	446,149	—	446,149
Total participant directed investments at fair value	$511,127	$817,577	$—	$1,328,704

2014	Level 1	Level 2	Level 3	Total
Company Common Stock Funds	$—	$394,589	$—	$394,589
Mutual Funds	874,426	—	—	874,426
Common Collective Trust Funds	—	89,946	—	89,946
Total participant directed investments at fair value	$874,426	$484,535	$—	$1,358,961

9. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$1,469,106	$1,506,193
Adjustment from contract value to fair value	937	2,075
Net assets available for benefits per the Form 5500	$1,470,043	$1,508,268

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500 (in thousands):

	2015	2014
Net increase (decrease) in net assets available for benefits per the financial statements	$(37,087)	$126,462
Less: Adjustment from contract value to fair value, beginning of period	2,075	2,468
Add: Adjustment from contract value to fair value, end of period	937	2,075
Net increase (decrease) in net assets available for benefits per the Form 5500	$(38,225)	$126,069

* * * * * *
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WEC ENERGY GROUP                                Plan: 031
EMPLOYEE RETIREMENT SAVINGS PLAN                    EIN: 39-1391525

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a), (b), (c)	(d)	(e)
		Fair Value
Identity of Issue and Description of Investment	Cost **	(In Thousands)
Blended Rate Income Fund*		$121,187	***

Company Common Stock Fund
WEC Energy Group, Inc. ESOP Fund*		371,428

Mutual Funds
Fidelity Balanced*		65,345
Fidelity Freedom 2005*		732
Fidelity Freedom 2010*		3,592
Fidelity Freedom 2015*		12,559
Fidelity Freedom 2020*		35,125
Fidelity Freedom 2025*		27,820
Fidelity Freedom 2030*		21,043
Fidelity Freedom 2035*		11,957
Fidelity Freedom 2040*		9,577
Fidelity Freedom 2045*		6,858
Fidelity Freedom 2050*		7,187
Fidelity Freedom 2055*		1,384
Fidelity Freedom 2060*		74
Fidelity Freedom Income*		5,254
Fidelity Ret Government Money Market*		18,967
Fidelity Small Cap Discovery*		33,362
MFS International New Discovery Fund Class R5		6,540
MFS Value R5		88,032
Spartan International Index		14,449
Vanguard Inflation Protected Securities		7,746
Vanguard Intermediate-Term Bond Institutional Shares		55,622
Vanguard Mid-Cap Index Fund Institutional Shares		59,823
Vanguard Short-Term Bond Index Inv CL		7,439
Vanguard Small Cap Index Inv CL		10,640

Common Collective Trust Funds
Fidelity Diversified International*		66,908
Fidelity Growth Company*		203,402
Fidelity Low-Priced Stock*		87,649
Fidelity U.S. Equity Index Pool*		88,190

Other
Participant loans 4.25% with various maturities*		19,215
Total		$1,469,106
* Represents a party-in-interest
** Cost omitted for participant-directed accounts
*** Listed at Contract Value